UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 40-17G

(Fidelity Bond filed pursuant to Rule 17g-1(g) (1) of the Investment Company Act of 1940)

Investment Company Act File number 811-22684

DAXOR CORPORATION

(Exact name of registrant as specified in charter)

350 Fifth Avenue

Suite 4740

New York, NY 10118

(Address of principal executive offices) (Zip code)

Michael Feldschuh

350 Fifth Avenue

Suite 4740

New York, NY 10118

(Name and address of agent for service)

Registrant’s telephone number, including area code: 1-212-330-8500

Date of fiscal year end: December 31, 2016

Daxor Corporation

350 Fifth Avenue, Suite 4740

New York, New York 10118

May 18, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Daxor Corporation
Investment Company Act of 1940 – Rule 17g-1(g)
Bonding of Officers and Employees
Daxor Corporation File No. 811-22684

To Whom It May Concern:

Pursuant to Rule 17g-1(g) under the Investment Company Act of 1940 (the “1940 Act”), enclosed herewith, please find a copy of the investment company bond (the “Bond”) in favor of Daxor Corporation, a management investment company registered under the 1940 Act. The term of the Bond is from the period of May 16, 2015 through May 16, 2016.

Please call me at (212) 330-8504 should you have any questions.

Very truly yours,

/s/ John Wilkens
John WIlkens
Chief Financial Officer
Principal Financial Officer
Principal Accounting Officer
Daxor Corporation

Daxor Corporation

Secretary’s Certificate

Rule 17g-1(g)(1)(A)(ii) – Copy of resolution approving the form and amount of the bond:

I, Diane M. Meegan, hereby certify that I am the duly elected and qualified Secretary of Daxor Corporation, a New York corporation (the “Corporation”). I further certify, in such capacity and on behalf of the Corporation, (1) that set forth below is a true, correct and complete copy of the resolutions duly adopted by the Board of Directors of the Corporation approving the amount and form of the fidelity bond adopted by vote of a majority of the members of the Board of Directors of the Corporation, including a majority of the directors who are not interested persons of the Corporation (within the meaning of Section 2(a)(19) of the Investment Company Act of 1940, as amended); and (2) that said resolutions have not been amended, modified or revoked, are in full force and effect as of the date hereof, and are the only resolutions relating to the matters covered thereby:

NOW THEREFORE, BE IT RESOLVED, that the appropriate officers of the Corporation are authorized and directed to obtain the Fidelity Bond to provide coverage for each officer and employee of the Corporation who may singly, or jointly with others, have access to the securities or funds of the Corporation, either directly or through authority to draw upon such funds or to direct generally the disposition of those securities, in that amount approved or ratified by the Board from time to time.

FURTHER RESOLVED, that the Board, including all directors who are not “interested persons” of the Board (as defined in the Investment Company Act of 1940), has determined that the form, terms and the amount of the Fidelity Bond (which is in the aggregate amount of $350,000 to cover, among others, officers and employees of the Corporation, in accordance with Rule 17g-1 under the Investment Company Act of 1940), are reasonable, after reviewing the terms of the Fidelity Bond and having given due consideration to, among other things, the estimated value of the aggregate assets of the Corporation to which any person covered under the Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Corporation, and the nature of the securities held by the Corporation.

FURTHER RESOLVED, that the Board, including a majority of the Board directors who are not “interested persons” of the Board (as defined in the Investment Company Act of 1940), at least annually will review the Fidelity Bond to determine whether the Fidelity Bond is reasonable in form and amount.

FURTHER RESOLVED, that the appropriate officers of the Corporation be, and each of them acting alone hereby is, designated and directed to make the filings and give the notices required by Rule 17g-1 of the Investment Company Act of 1940, including all filings and notices required by Rule 17g-1(g).

FURTHER RESOLVED, that, provided that the Fidelity Bond is issued in the form, in the amount, and with the terms described, the Fidelity Bond is approved by the Board, including all trustees who are not “interested persons” of the Board (as defined in the Investment Company Act of 1940).

* * *

IN WITNESS WHEREOF, I have signed my name, on this 25th day of March 2015

/s/ Diane M. Meegan
Name:	Diane M. Meegan
Title:	Secretary

Financial Institution Bond, Standard Form No. 14

Liberty International Underwriters.

LIBERTY MUTUAL INSURANCE COMPANY

(A Massachusetts Stock Insurance Company, hereinafter the "Insurer")
175 Berkeley Street Boston, MA 02116
Toll-free number: 1-800-677-9163

FINANCIAL INSTITUTION BOND

Standard Form No. 14. Revised to October, 1987

Bond No. FI4NAAZP5K002

DECLARATIONS

Item 1. Name of Insured (herein called Insured): Daxor Corporation

Principal Address: 350 5th Avenue, Suite 7120
New York, NY 10118

Item 2. Bond Period: from 12:01 a.m. on May 16, 2015 (MONTH, DAY, YEAR) to 12:01 a.m. on May 16, 2016 (MONTH, DAY, YEAR)

Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be $350,000

Item 4. Subject to Sections 4 and 11 hereof,

the Single Loss Limit of Liability is $350,000

and the Single Loss Deductible is $10,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered.")

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Basic Bond Coverage	$350,000	$10,000
Insuring Agreement (D) — FORGERY OR ALTERATION	$350,000	$10,000
Insuring Agreement (E) — SECURITIES	$350,000	$10,000

TSB 5062b

Copyright, The Surety Association of America, 1997

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Financial Institution Bond, Standard Form No. 14

Liberty International Underwriters.

Worldwide Counterfeit Currency	$350,000	$10,000
Optional Insuring Agreement		
Computer Systems Fraud	$350,000	$10,000

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto:
, Notice of Membership in Liberty Mutual Holding Company Inc. LMICNOTICE001-1009, U.S. Economic and Trade Clause OFAC 08/09 , New York Statutory Rider/Endorsement SR 6180c, New York Insurer Notice LMICLE001-NY-0109, Amended RICO Exclusion FIB US LMIC 07 08 07FIB US LMIC 19 08 07, Computer Systems Fraud Insuring Agreement SR 6196, ERISA Rider SR 6145b, Loss Sustained Rider SR 6110f

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) FI4NAAZP5K001

Such termination or cancellation to be effective as of the time this bond becomes effective.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

PRESIDENT
David H. Long

VICE PRESIDENT and SECRETARY
Dexter R. Legg

TSB 5062b

Copyright, The Surety Association of America, 1997

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